EXHIBIT A

                          VOCALTEC COMMUNICATIONS LTD.
           NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that an Extraordinary General Meeting of Shareholders of VocalTec Communications Ltd. (the "COMPANY") will be held at the Company's offices, located at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel, on Wednesday, April 11, 2007 at 5:00 p.m. Israel time.

     The agenda for the meeting is as follows:

     1. Approval of an increase of the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by 700,718 ordinary shares, which equals 7.06% of the issued and outstanding share capital of the Company, on a fully diluted basis, as of the date hereof.

     2. Approval of an annual increase of the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by such number of ordinary shares that shall equal 3% of the issued and outstanding share capital of the Company, on a fully diluted basis, at the time of the relevant increase, starting in 2008 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in the relevant year). Such 3% increase, if approved by the Company's shareholders, will replace, commencing in 2008, the annual increase of 180,000 shares that was approved by the Company's shareholders at the annual general meeting held on August 21, 2006 (which will be in effect for 2007).

     3. Approval of a grant to each director of the Company (except for Mr. Joseph Albagli, the Chief Executive Officer and a director of the Company), of options to purchase ordinary shares of the Company.

     4. Approval of certain terms of remuneration of Mr. Joseph Albagli, the Chief Executive Officer and a director of the Company.

     5. Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

     Only shareholders of record at the close of business on March 2, 2007 will be entitled to attend and vote at the meeting. Whether or not you intend to attend the meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card. You may revoke your proxy card not later than 24 hours prior to the scheduled time of the meeting. If you revoke your proxy, you may only vote by attending the meeting in person. Please review the Proxy Statement accompanying this notice for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Joseph Albagli, the Company's Chief Executive Officer, at +972-9-970-3888.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen - Chairman of the Board of Directors
March 5, 2007

                          VOCALTEC COMMUNICATIONS LTD.

                          60 Medinat Ha Yehudim Street
                             Herzliya 46140, Israel

                                 ---------------

                                 PROXY STATEMENT

                                 ---------------

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to the holders of ordinary shares, par value New Israeli Shekel ("NIS") 0.13 per share, of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), in connection with the solicitation by the Company's board of directors (the "BOARD") of proxies for use at the Company's Extraordinary General Meeting of Shareholders (the "MEETING") to be held on April 11, 2007 at 5:00 p.m. Israel time at the Company's offices at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel or at any adjournment thereof.

     At the Meeting, you will be requested to approve the following matters:

     o Approval of an increase of the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by 700,718 ordinary shares, which equals 7.06% of the issued and outstanding share capital of the Company, on a fully diluted basis, as of the date hereof.

     o Approval of an annual increase of the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by such number of ordinary shares that shall equal 3% of the issued and outstanding share capital of the Company, on a fully diluted basis, at the time of the relevant increase, starting in 2008 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in the relevant year). Such 3% increase, if approved by the Company's shareholders, will replace, commencing in 2008, the annual increase of 180,000 shares that was approved by the Company's shareholders at the annual general meeting held on August 21, 2006 (which will be in effect for 2007).

     o Approval of a grant to each director of the Company (except for Mr. Joseph Albagli, the Chief Executive Officer and a director of the Company), of options to purchase ordinary shares of the Company.

     o Approval of certain terms of remuneration of Mr. Joseph Albagli, the Chief Executive Officer and a director of the Company.

     o Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

     Proxies for use at the Meeting are being solicited by the Board. A form of proxy card for use at the Meeting is attached. The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for the Meeting. Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of all of the proposed matters to be presented at the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time until 24 hours before the Meeting by presenting to the Company at its registered office proof of such shareholder's identity as appears on the proxy and withdrawing the proxy, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company's registered office, all proxies received by the Company with respect to the Meeting.

     Only shareholders of record at the close of business on March 2, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about March 6, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

     Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

     On March 2, 2007, the Company had outstanding 7,376,364 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission ("SEC"). We encourage you to read the entire Proxy Statement carefully.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Ilan Rosen
Chairman of the Board of Directors
March 5, 2007


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


                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 2, 2007, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The percentages below are based on 7,376,364 ordinary shares outstanding as of March 2, 2007:

                                                                                   ORDINARY SHARES BENEFICIALLY OWNED

NAME AND ADDRESS                                                                       NUMBER              PERCENT
----------------                                                                       ------              -------
Cisco Systems International BV (1)                                                   1,673,549             22.69%
HarbourVest International Private Equity Partners III - Direct Fund L.P. (1) (2)     1,218,444             16.32%
Various entities affiliated with LibertyView Capital (3)                               990,899             13.01%
Various entities affiliated with Apex (4)                                              630,000              8.24%
Various entities affiliated with Excellence Nessuah (5)                                420,000              5.56%
The Israeli Aircraft Industries Workers' Provident Fund (5)                            420,000              5.56%
Provident Funds of the First International Bank of Israel Ltd. (5)                     412,917              5.46%
Directors and executive officers as a group (8 persons) (6)                            362,214              4.84%

(1) These shareholders are parties to a shareholders agreement dated December 7, 2005, to which certain other shareholders of the Company are parties. The parties to such agreement have agreed to vote their Company shares in favor of the appointment of certain persons as directors of the Company. As a result, the shareholders that are parties to such agreement may be deemed to constitute a "group" pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of these shareholders disclaims any beneficial ownership of the Company shares held by the other shareholder party to such agreement.

(2) Includes 88,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(3) Includes 240,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4) Includes 270,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(5) Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(6) Includes 105,445 ordinary shares for which options or warrants granted to officers and directors of the Company are exercisable within 60 days of the date stated above.

                                MARKET PRICE DATA

     Our ordinary shares were initially quoted on the Nasdaq National Stock Market on February 7, 1996. In December 2002, our ordinary shares began being quoted on the Nasdaq Capital Market (formerly Nasdaq SmallCap), in July 2003 our ordinary shares were transferred back to the Nasdaq National Market and since April 2005 our ordinary shares have been quoted on the Nasdaq Capital Market under the symbol "VOCL".

     The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq National Market or Nasdaq Capital Market, as the case may be:

                              HIGH ($)       LOW ($)

2005
First Quarter                   1.90          1.06
Second Quarter                  1.33          0.64
Third Quarter                   0.95          0.50
Fourth Quarter(1)              14.75          3.11

2006
First Quarter                  10.40          7.01
Second Quarter                  5.69          4.01
Third Quarter                   4.05          3.00
Fourth Quarter                  4.89          3.85

MOST RECENT TWO MONTHS
January 2007(1)                 4.30          3.03
February 2007(1)                3.71          3.10

(1)  Prices reflect the 1-for-13 reverse split we effected on November 25, 2005.

     The closing price of our ordinary shares, as reported on the Nasdaq Capital Market on March 2, 2007, the last full trading day before printing of this Proxy Statement, was $3.15.

        ITEM 1 - INCREASE OF THE NUMBER OF ORDINARY SHARES UNDERLYING THE COMPANY'S 2003 AMENDED MASTER STOCK OPTION PLAN

     The Company's shareholders will be requested at the Meeting to approve an increase in the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by 700,718 ordinary shares (in addition to the increase by 180,000 shares, to be effected immediately following the annual general meeting of shareholders to be held in 2007, as approved by the Company's shareholders on August 21, 2006), to enable grants of options under such plan. If such increase is approved, the number of ordinary shares underlying the plan will be 1,948,241, representing approximately 17.5% of the Company's issued and outstanding share capital, on a fully diluted basis, as of the date hereof, which the Company believes is customary among companies of similar size, scope and complexity to those of the Company, which are engaged in businesses similar to that of the Company. The Company also believes that such increase will enable the Company's Board of Directors to provide incentives for retention of employees of the Company.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE NUMBER OF ORDINARY SHARES OF THE COMPANY UNDERLYING THE COMPANY'S 2003 AMENDED MASTER STOCK OPTION PLAN BE INCREASED BY 700,718 ORDINARY SHARES."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD HAS APPROVED AND RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

      ITEM 2 - ANNUAL INCREASE OF THE NUMBER OF ORDINARY SHARES UNDERLYING THE COMPANY'S 2003 AMENDED MASTER STOCK OPTION PLAN

     The Company's shareholders will be requested at the Meeting to approve an annual increase in the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by such number of ordinary shares that will equal 3% of the issued and outstanding share capital of the Company, on a fully diluted basis, at the time of the relevant increase. Each such increase will be effected immediately following the annual general meeting of the Company's shareholders in the relevant year, starting in 2008, and will replace, commencing in 2008, the annual increase of 180,000 shares that was approved by the Company's shareholders at the annual general meeting held on August 21, 2006 (which will be in effect with respect to 2007). The Company believes that such annual increase is customary among companies of similar size, scope and complexity to those of the Company, which are engaged in businesses similar to that of the Company. The Company also believes that such increase will enable the Company's Board of Directors to implement long-term planning of option grants on a regular basis.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE NUMBER OF ORDINARY SHARES OF THE COMPANY UNDERLYING THE COMPANY'S 2003 AMENDED MASTER STOCK OPTION PLAN BE INCREASED ANNUALLY BY SUCH NUMBER OF ORDINARY SHARES THAT WILL EQUAL 3% OF THE ISSUED AND OUTSTANDING SHARE CAPITAL OF THE COMPANY, ON A FULLY DILUTED BASIS, AT THE TIME OF THE RELEVANT INCREASE, EACH SUCH INCREASE TO BE EFFECTED IMMEDIATELY FOLLOWING THE ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS IN THE RELEVANT YEAR, STARTING IN 2008."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD HAS APPROVED AND RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

      ITEM 3 - APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY'S DIRECTORS

     The Company's shareholders will be requested at the Meeting to approve the grant to each of Joseph Atsmon, Yoseph Dauber, Michal Even Chen, Lior Bregman and Robert Wadsworth of options to purchase 8,615 ordinary shares of the Company, and to Mr. Ilan Rosen of options to purchase 19,570 ordinary shares of the Company.

     All of the foregoing options will (i) be granted following approval by the Company's shareholders, (ii), except as set forth in clause (iv) below, become exercisable with respect to 1/16th of the underlying ordinary shares at the end of each three-month period following the date of grant thereof during which the person receiving such grant shall have served as a director of the Company,
(iii) have an exercise price per share equal to the average of the closing prices of the Company's shares over the 30-trading days period prior to the date of the shareholders' meeting, (iv) be subject to full acceleration in the event that such person is required to cease from being a director of the Company in connection with a change of control of the Company and (v) be exercisable for a period of twelve months following such time as the person receiving such grant ceases from being a director of the Company; and will otherwise be subject to the terms of the Company's 2003 Master Stock Option

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE GRANT TO EACH OF JOSEPH ATSMON, YOSEPH DAUBER, MICHAL EVEN CHEN, LIOR BREGMAN AND ROBERT WADSWORTH OF OPTIONS TO PURCHASE 8,615 ORDINARY SHARES OF THE COMPANY, AND TO MR. ILAN ROSEN OF OPTIONS TO PURCHASE 19,570 ORDINARY SHARES OF THE COMPANY, ON TERMS THAT WERE PRESENTED TO THE SHAREHOLDERS, IS HEREBY APPROVED AND AUTHORIZED."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     EACH OF THE BOARD AND ITS AUDIT COMMITTEE HAS APPROVED (AS REQUIRED UNDER ISRAELI LAW), AND THE BOARD RECOMMENDS A VOTE "FOR", THE FOREGOING PROPOSED RESOLUTION.

         ITEM 4 - APPROVAL OF CERTAIN TERMS OF REMUNERATION OF THE CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY

     The Company's shareholders will be requested at the Meeting to approve an extension of the period during which Mr. Albagli may exercise all of the options held by him at the time of termination from twelve (12) months after termination of his employment to eighteen (18) months after such termination of employment.

     In addition, the Company's shareholders will be requested at the Meeting to approve the grant to Mr. Albagli of options to purchase 225,365 ordinary shares of the Company, which options will (i) be granted following approval by the Company's shareholders, (ii), except as set forth in clause (iv) below, become exercisable with respect to 1/16th of the underlying ordinary shares at the end of each three-month period following the date of grant thereof during which Mr. Albagli shall have served as the Chief Executive Officer of the Company, (iii) have an exercise price per share equal to $3.34, the fair market value of the Company's shares as of February 14, 2007 (the date of approval of the grant by the Company's board of directors and its audit committee) and (iv) be subject to full acceleration if Mr. Albagli is required to cease from being the Chief Executive Officer of the Company in connection with a change of control of the Company; and will otherwise be subject to the terms of the Company's 2003 Master Stock Option.

     Finally, the shareholders will be requested at the Meeting to approve the transfer by the Company to a severance fund maintained by the Company for the benefit of Mr. Albagli of the difference between the amounts transferred by the Company to such fund as of the date hereof and the severance amount which Mr. Albagli would have been entitled to receive had his employment been terminated by the Company, which amount was equal, as of December 31, 2006, to approximately NIS 260,000 (approximately $61,900) (such amount to be transferred in twenty equal monthly payments).

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO APPROVE (I) AN EXTENSION OF THE PERIOD DURING WHICH MR. JOSEPH ALBAGLI, THE CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY, MAY EXERCISE OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY HELD BY HIM, FROM TWELVE (12) MONTHS FOLLOWING TERMINATION OF HIS EMPLOYMENT TO EIGHTEEN (18) MONTHS FOLLOWING A TERMINATION OF EMPLOYMENT, (II) THE GRANT TO MR. ALBAGLI OF OPTIONS TO PURCHASE 225,365 ORDINARY SHARES OF THE COMPANY, ON TERMS THAT WERE PRESENTED TO THE SHAREHOLDERS, AND (III) THE TRANSFER BY THE COMPANY TO A SEVERANCE FUND MAINTAINED BY THE COMPANY FOR THE BENEFIT OF MR. ALBAGLI OF THE DIFFERENCE BETWEEN THE AMOUNTS TRANSFERRED BY THE COMPANY TO SUCH FUND AS OF THE DATE OF THE PROXY STATEMENT RELATING TO THIS MEETING AND THE SEVERANCE AMOUNT WHICH MR. ALBAGLI WOULD HAVE BEEN ENTITLED TO RECEIVE HAD HIS EMPLOYMENT BEEN TERMINATED BY THE COMPANY, WHICH AMOUNT WAS EQUAL, AS OF DECEMBER 31, 2006, TO APPROXIMATELY NIS 260,000 (APPROXIMATELY $61,900) (SUCH AMOUNT TO BE TRANSFERRED IN TWENTY EQUAL MONTHLY PAYMENTS)."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     EACH OF THE BOARD AND ITS AUDIT COMMITTEE HAS APPROVED (AS REQUIRED UNDER ISRAELI LAW), AND THE BOARD RECOMMENDS A VOTE "FOR", THE FOREGOING PROPOSED RESOLUTION.

                                 OTHER BUSINESS

     The Company's management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated therein. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

                         WHERE TO FIND MORE INFORMATION

     You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC's public reference room at the following location:

     Public Reference Room
     450 Fifth Street, N.W., Room 1024
     Washington, D.C. 20549

     These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

     The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

          o Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on April 21, 2006, as amended on May 16, 2006; and

          o Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2005.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 5, 2007. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 5, 2007, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

Ilan Rosen
Chairman of the Board of Directors
Herzliya, Israel
March 5, 2007